November 18, 2013

Mr. Dominic Minore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	The Pennant 504 Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-190432; 811-22875

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you in your conversation with my colleague, Susan Hoaglund, on November 14, 2013, regarding Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Registration Statement”) filed on November 7, 2013.

The Fund understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus – Community Reinvestment Act

1.
Comment:  The Fund is likely to incur additional expenses related to the Community Reinvestment Act of 1977 (“CRA”).  For example, the Adviser will provide services in connection with “earmarking” loans for CRA evaluation purposes.  These services benefit only institutions subject to regulatory examination for CRA compliance.  If the services do not benefit all Fund shareholders, then all Fund shareholders should not bear these expenses.  The Fund may create classes of shares for banks, institutions and retail investors, or the Adviser may make a representation that it will absorb all expenses in connection with CRA-related services.

Mr. Dominic Minore
November 18, 2013

Response:  The Adviser represents that it will absorb all expenses in connection with CRA-related services.  The Fund is revising the disclosure in this section to specify that “Any expenses associated with a CRA evaluation [of a loan] will be borne by the Adviser” and “Any expenses associated with “earmarking” or assisting a Bank with its CRA evaluation will be treated as an Adviser expense to be absorbed by the Adviser and not passed on to the Fund or its shareholders.”  Please see the attached “Community Reinvestment Act” section of the Prospectus.

2.
Comment:  The Adviser has a fiduciary obligation to manage the Fund for the benefit of all investors.  Please have the Adviser acknowledge this obligation by including a statement in the Prospectus that “the Adviser will manage the Fund equitably for the benefit of all investors.”  Revise the disclosure regarding earmarking to clarify that the Fund is earmarking for CRA evaluation purposes only and Banks will have no ownership interest in a loan or portfolio of loans.  Also, disclose that the Adviser may buy and sell loans independently of the earmarking.  Disclose that the Adviser is free to sell a loan if such sale is in the best interests of the Fund, irrespective of the fact that the loan is earmarked for a particular Bank investor.  Finally, disclose that a Bank does not have any right to make investment decisions regarding loans or to veto any of the Adviser’s portfolio management decisions.

Response:  The Fund is revising the disclosure in this section as requested.  Please see the attached “Community Reinvestment Act” section of the Prospectus.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer